EXHIBIT 99.1

Re: Update Regarding Offers for the purchase of Internet Gold’s shares in B Communications Ltd. and the execution of an investment in B Communications Ltd.

Ramat Gan, Israel - April 17, 2019 - Internet Gold-Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

We previously reported on the offers from Searchlight Capital Partners, L.P. (“SCP”) and TRYMG International Communications Ltd. (“TRYMG”) for the purchase of the Company’s shares in B Communications Ltd. ("BCOM”) and the execution of an investment in BCOM while executing an arrangement with BCOM’s debenture holders.

TRYMG has now deposited a NIS 5 million in a trust account and delivered a non-binding financial support letter from the AON Group as a guarantee for a consideration of NIS 700 million, which is consistent with the terms of its offer.

The Company’s debenture holders decided to advance the offer by SCP, including the exclusivity clause.

Negotiations will be held between SCP, the Company, BCOM and its debenture holders. A final binding agreement will be brought to BCOM’s debenture holders’ approval.

Closing is contingent on legal and regulatory approvals, and the fulfillment of various offer conditions, including financial covenants and the absence of a material adverse change.

In addition, the holders of BCOM's Debentures (Series B) decided to extend the final payment date of the principal and interest to May 6, 2019.

Notes

This report is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable U.S. state securities laws. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act.

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold-Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.